Exhibit 1

Jefferson Smurfit Group and Kappa Packaging

 announce proposal to merge

13 September, 2005 - Jefferson Smurfit Group (‘JSG’) and Kappa Packaging (‘Kappa’) today announced a proposal to merge their respective operations. The merger is subject to a number of conditions including EU competition approval and consultation with the relevant employee representative organizations.

A merged entity would result in enhanced geographic reach across Europe and Latin America with a workforce of approximately 43,000 people. In 2004, revenue generated from the combined operations was €7.6 billion. These operations span 23 European and 9 Latin American countries, with capacity which includes 6.1 million tonnes of containerboard and 5.1 million tonnes of corrugated. The combined companies would comprise JSG’s leading market position in Latin America and existing market positions in Western and Southern Europe with Kappa’s positions in Northern and Eastern Europe. The combined company would become a world leader in corrugated, a European leader in containerboard and retain leading market positions, in both paper grades, in Latin America.

JSG and Kappa Packaging propose to merge through the issue of shares by JSG and the payment of consideration comprising cash of approximately €300 million and a €75 million subordinated promissory note, subject to closing adjustments, to Kappa’s shareholders. The ownership structure, under this proposal, would be such that JSG’s existing shareholders own 58.3% of the combined company while Kappa’s existing shareholders own 41.7%. The combined company would propose to finance the cash consideration and to re-finance the entire existing Kappa Packaging debt and the existing JSG senior credit facility by way of a new senior credit facility. A number of banks have agreed to underwrite the proposed financing.

It is proposed that the merged entity would be named Smurfit Kappa Group. The proposed Board, for the merged entity, is:

Chairman	Dr. M.W.J. Smurfit
Deputy Chairman	Frits Beurskens
Chief Executive Officer	Gary McGann
President & Chief Operating Officer	Tony Smurfit
Chief Financial Officer	Ian Curley

Madison Dearborn Partners	5 Directors
Cinven Limited	2 Directors
CVC Capital Partners	2 Directors

Gary McGann, Jefferson Smurfit Group CEO, commented ‘We identified the need for structural change within the European paper-based packaging industry. This proposal is an exciting first step in that process and would, we believe, benefit all stakeholder groups of the combined company in a challenging operating environment. ‘

‘A combination of JSG and Kappa would produce a focused leader in paper-based packaging, with compelling strategic, operational and geographic fit. A well invested asset base, together with an extensive geographic presence across Europe, should significantly enhance our ability to serve current and prospective customers.’

Frits Beurskens, Kappa Packaging CEO, commented, ‘The merger of Kappa Packaging and Jefferson Smurfit Group would create a platform to build further on our successes and bring together two highly complementary businesses. In the rapidly changing industry environment in which we operate, combining our respective skills and strengths will be beneficial to all stakeholder groups.’

Regulatory Approval Process and Timetable

A merger is subject to a number of conditions including EU competition approval and consultation with the relevant employee representative organizations. Invitations have issued to the Works Councils and employee representative groups to meetings this week to commence the consultation process. A notification of the transaction has also been issued to the Social Economical Council of the Netherlands and to the relevant trade unions involved.

Further announcements will be made as appropriate.

Contacts			Information

International	Mark Kenny	K Capital Source	+353 1 631 5500

Media (Kappa)	Ben Foster	Financial Dynamics	+44 20 7269 7247

Media (JSG)	Brian Bell	WHPR	+353 1 669 0030